May 23, 2018

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-33166

Dear Mr. Shenk:

This letter is in response to the Staff’s comment letter issued May 14, 2018, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”). The following responds to the item numbers in the Staff’s comment letter:

Item 9a. Control and Procedures

Evaluation of disclosure controls and procedures., page 67

1. Your conclusion refers only to a portion of disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.

Company Response:

We confirm that the conclusion of our Chief Executive Officer and Chief Financial Officer applies to the entirety of disclosure controls and procedures as defined. In future filings we will revise the disclosure to include the entire definition to read as follows:

“Controls and Procedures Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, under the supervision and with the participation of our management, including our CEO and chief financial officer (“CFO”), we evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”) as of the end of the period covered by this report. Based on that evaluation, management, including our CEO and CFO, has concluded that our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information we are required to disclose is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “SEC” or the “Commission”);

•	SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Very truly yours,

/s/ Robert B. Goldberg

Robert B. Goldberg
Counsel to the Company

cc: Scott Sheldon, Chief Financial Officer